PRESTINE I, INC.

1 Yonge Street, Suite 1801
Toronto, Ontario
M5E 1W7
Canada

Tel: (416) 214-7748                                          Fax: (416) 352-5971

_____________________________________________________________________________________________

To:	Securities and Exchange Commission
Re:	STATEMENT OF WITHDRAWAL FORM TYPE: CORRESP.
Form IDs: Details:	Company: Prestine I Inc. CIK: 0001416931 Address: 1 Yonge Street, Suite 1801, Toronto, Ontario Canada M5E 1W7 Phone: 416-214-7748

Further to a telephone call from the SEC today, November 2, 2007, please accept this Statement of Withdrawal on the Form Type 10sb12B (accession number 0001376474-07-000033), filed on October 31, 2007.

1.

As President/sole Director, I am authorized to sign this document on behalf of Prestine I, Inc.

2.

This filing needs to be done as Form Type 10SB12G and will be filed as soon as this document is EDGARized, per instructions from the SEC.

3.

The Form Type 10SB12G will be filed on today’s date, November 2, 2007.

If you need further information this statement, please do not hesitate to contact me at your earliest, at 416-214-7748.

Thank you.

/s/ Christine Hewitt President / sole Director Prestine I, Inc.